THE YORK WATER COMPANY

130 East Market Street

York, Pennsylvania 17401

November 28, 2006

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Fieldsend, Esquire

Re:	The York Water Company

Registration Statement on Form S-3 (Filing No. 333-137932)

Dear Mr. Fieldsend:

As per your conversation with Benjamin R. Wills of Morgan, Lewis & Bockius LLP, in accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement of The York Water Company (the “Company”) so that it will become effective on Thursday, November 30, 2006, at 12:00 p.m. Eastern Time or as soon thereafter as practicable. Please call Benjamin R. Wills at 215-963-5541 to provide notice of effectiveness.

In connection therewith, the Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours, The York Water Company
By:	/s/ Kathleen M. Miller

Kathleen M. Miller Chief Financial Officer and Treasurer

cc:	Benjamin R. Wills

JANNEY MONTGOMERY SCOTT LLC

1801 Market Street

Philadelphia, Pennsylvania 19103

November 28, 2006

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Fieldsend, Esquire

Re:	The York Water Company

Registration Statement on Form S-3 (Filing No. 333-137932)

Ladies and Gentlemen:

In connection with the above referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”) the undersigned, as the Underwriter, hereby joins in the request of The York Water Company that the effective date of such Registration Statement (File No. 333-137932) be accelerated so that it becomes effective at 12:00 p.m., Eastern Time, on November 30, 2006, or as soon thereafter as practicable.

With respect to Rule 15c2-8 (the “Rule”) under the Securities Exchange Act of 1934, as amended, we wish to advise the Commission that Janney Montgomery Scott LLC has distributed or will distribute copies of the Preliminary Prospectus dated November 21, 2006 to any person who is expected to receive a confirmation of sale at least 48 hours prior to the date we expect to mail such confirmations. Selected dealers, if any, represent that they will comply with the Rule.

The following provides information with respect to the distribution of Preliminary Prospectuses dated November 21, 2006 and to be distributed between November 21, 2006 and the requested effective time of the Registration Statement:

Securities and Exchange Commission

November 28, 2006

Preliminary Prospectuses

Number of Copies

To Prospective Underwriters	2,500
To Individuals/Institutions	100
To statistical and public services	10
Total

Very truly yours,

JANNEY MONTGOMERY SCOTT LLC
By:	/s/ Joseph D. Culley, Jr.

Principal